August 27, 2015 VIA EDGAR AND COURIER Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549-4628 Attn: Dietrich A. King, Assistant Director	Norton Rose Fulbright US LLP 2200 Ross Avenue, Suite 3600 Dallas, Texas 75201-7932 United States Tel +1 214 855 8000 Fax +1 214 855 8200 nortonrosefulbright.com

Re:	Equity Bancshares, Inc. Draft Registration Statement on Form S-1 Submitted June 30, 2015 CIK No. 0001227500

Ladies and Gentlemen:

On behalf of Equity Bancshares, Inc., a Kansas corporation (the “Company”), we are submitting this letter in response to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 28, 2015 (the “Comment Letter”) with respect to the Company’s confidential Draft Registration Statement on Form S-1, which was initially submitted to the Commission on June 30, 2015 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is submitting to the Commission through EDGAR a revised confidential draft of the Registration Statement. For your reference, copies of this letter, along with both clean copies of the revised Registration Statement and copies marked to show all changes from the initial draft of the Registration Statement, are being hand delivered to your offices.

In this letter, we have recited the Staff’s comments in bold type and have followed each comment with the Company’s response.

General

1.	We note that you are an emerging growth company. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company acknowledges the Staff’s comment and will supplementally provide the Staff with copies of any written communications, as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), that the Company, or anyone authorized to do so on the Company’s behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act. To date, neither the Company nor anyone authorized on its behalf have engaged in any such communications.

Norton Rose Fulbright US LLP is a limited liability partnership registered under the laws of Texas.

Norton Rose Fulbright US LLP, Norton Rose Fulbright LLP, Norton Rose Fulbright Australia, Norton Rose Fulbright Canada LLP and Norton Rose Fulbright South Africa Inc are separate legal entities and all of them are members of Norton Rose Fulbright Verein, a Swiss verein. Norton Rose Fulbright Verein helps coordinate the activities of the members but does not itself provide legal services to clients. Details of each entity, with certain regulatory information, are available at nortonrosefulbright.com.

August 27, 2015

2.	Please note the financial statement updating requirements pursuant to Rule 3-12 of Regulation S-X.

The Company notes that, as required by Rule 3-12 of Regulation S-X, it has included in the revised Registration Statement unaudited interim financial statements as of June 30, 2015 and for six months ended June 30, 2015 and 2014. The Company has also updated the disclosures throughout the revised Registration Statement, including in the sections captioned “Selected Historical Consolidated Financial and Other Data,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” to reflect the Company’s second quarter financial results for 2015.

Risk Factors, page 12

3.	Please balance the disclosure in the summary by including a list of the most significant risks and other consideration that could negatively affect you.

In response to the Staff’s comment, the Company has included a list of the most significant risks and other considerations that could negatively affect it. Please see pages 14-15 of the revised Registration Statement.

Selected Historical Consolidated Financial and Other Data, page 17

4.	Please revise your asset quality ratio of net charge-offs (recoveries) to average loans on page 18 for the three-months ended March 31, 2015 and March 31, 2014 to provide this ratio as an annualized percentage for consistency and comparability to your annual ratios.

In response to the Staff’s comment, the Company has provided in the revised Registration Statement its asset quality ratio of net charge-offs (recoveries) to average loans for the six months ended June 30, 2015 and 2014 as an annualized percentage. Please see page 20 of the revised Registration Statement.

The dividend rate on our Series C preferred stock fluctuates..., page 37

5.	Please disclose your present intentions with respect to redeeming the Series C preferred stock prior to December 2015.

In response to the Staff’s comment, the Company has disclosed in the revised Registration Statement that it intends to use a portion of the net proceeds from the offering to redeem all of the outstanding shares of Series C preferred stock. For example, please see page 39 of the revised Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 89

6.	Please revise your filing to provide a comparative discussion of each section of your cash flows (i.e., operating, investing and financing) between all comparable periods presented in the statements of cash flows. Refer to Section IV.B of Release No. 33-8350 “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations” for further information.

August 27, 2015

In response to the Staff’s comment, the Company has provided in the revised Registration Statement a comparative discussion of each section of its cash flows between all comparable periods presented in the statements of cash flows. Please see pages 91 and 92 of the revised Registration Statement.

7.	Please disclose your present intentions with respect to redeeming the Series C preferred stock prior to December 2015.

In response to the Staff’s comment, the Company has disclosed in the revised Registration Statement that it intends to use a portion of the net proceeds of the offering to redeem all of the outstanding shares of Series C preferred stock. Please see page 92 of the revised Registration Statement.

Legal Proceedings, page 117

8.	Please tell us how you analyzed the CitiMortgage lawsuit for purposes of the disclosure requirements in Item 103 of Regulation S-K.

The Company respectfully acknowledges the Staff’s comment and believes that no disclosure of the litigation with CitiMortgage is required. CitiMortgage’s complaint alleges, among other things, that the Company’s subsidiary, Equity Bank, breached its contract related to loan repurchase obligations and seeks damages in excess of $2.7 million, plus pre- and post-judgment interest.

As disclosed in the Registration Statement, the Company and Equity Bank are subject to claims and litigation in the ordinary course of business, but do not believe that any such claim or litigation, including the litigation with CitiMortgage, is likely to have a material adverse effect on their financial position, results of operations or cash flows. In particular, the Company does not believe that the CitiMortgage litigation is “material” and required to be disclosed in the Registration Statement under Item 103 of Regulation S-K or otherwise. The Company believes that CitiMortgage’s claims are without merit, and it is vigorously defending itself against such claims. The amount of damages at issue in the litigation with CitiMortgage is an immaterial amount that is well below 10% of the Company’s current assets, and the Company believes that, even if litigation were determined adversely to the Company, it would not have a material adverse effect on its business or its financial position, results of operations or cash flows. Accordingly, the Company has not disclosed the CitiMortgage litigation in the Registration Statement.

Executive Compensation and Other Matters

Summary Compensation Table, page 136

9.	Please tell us how you concluded that you should include Mr. Pepper’s entire award under the Market President Incentive Plan in the “Non-Equity Incentive Plan Compensation.” In this regard, we note that awards under the Market President Incentive Plan are paid 50% in cash and 50% in equity. In your response, you may wish to refer to Question 119.22 of our Regulation S-K Compliance and Disclosure Interpretations.

August 27, 2015

In response to the Staff’s comment, the Company respectfully notes that, for 2014, awards of incentive compensation under the Market Incentive Plan were paid entirely in cash. Accordingly, Mr. Pepper’s entire award under the Market Incentive Plan for 2014 is set forth under the “Non-Equity Incentive Plan Compensation” column of the Summary Compensation Table. For 2015, awards under the Market Incentive Plan will be paid 50% in cash and 50% in equity of the Company. The Company has clarified this disclosure in the revised Registration Statement. Please see page 140 and pages 143-144 of the revised Registration Statement.

Director Compensation Table, page 141

10.	Please revise the table to include separate columns for fees paid in cash, stock awards and stock options, as required by Item 402(r) of Regulation S-K or tell us why you believe the current presentation is appropriate.

In response to the Staff’s comment, the Company respectfully informs the Staff that it believes the current presentation is appropriate based on the Instructions to Item 402 of Regulation S-K. The Instruction to Item 402(r) provides that the Instructions to Item 402(n)(2)(iii) and (iv) apply equally to Item 402(r). Instruction 2 to Item 402(n)(2)(iii) and (iv) states that smaller reporting companies (and emerging growth companies such as the Company) “shall include in the salary column…or bonus column…any amount of salary or bonus forgone at the election of a named executive officer under which stock, equity-based or other forms of non-cash compensation instead have been received by the named executive officer” with footnote disclosure to the salary or bonus column regarding the form of non-cash compensation received instead of salary or bonus. In accordance with these Instructions, the Company included in the “Fees Earned or Paid in Cash” column of the Director Compensation Table the amounts of cash retainer and meeting fees foregone at the election of the Company’s directors with footnote disclosure as to the form and amount of equity awards received by the directors in lieu of such cash fees. Please see pages 145-146 of the revised Registration Statement.

Principal Stockholders, page 151

11.	Please update your disclosure to reflect the number of shares that each individual or entity plans to purchase in the offering.

In response to the Staff’s comment, the Company respectfully informs the Staff that it is currently unaware of the number of shares, if any, that will be purchased in the offering by the individuals and entities listed in the Beneficial Ownership Table through the directed share program. The Company has added a footnote to the Beneficial Ownership Table to clarify that the amounts reflected in such table do not include shares of Class A common stock that may be purchased in the offering through the directed share program. Please see page 157 of the revised Registration Statement. To the extent the Company knows at the time of future filings of the Registration Statement how many shares, if any, will be purchased in the directed share program by such individuals and entities, the Company will reflect such shares in the Beneficial Ownership Table at such time.

August 27, 2015

Condensed Notes to Interim Consolidated Financial Statements

Note 2 – Securities, page F-9

12.	We note that the amount of gross unrealized losses for your held to maturity securities presented in the table on page F-10 is significantly less than that disclosed in the table on page F-12. We also note similar differences in your audited financial statement footnotes on pages F-51 and F-53. Please tell us the reason(s) for these differences and revise your filing accordingly.

In response to the Staff’s comment, the Company respectfully informs the Staff that it believes the current presentation of aggregate unrecognized losses for held-to-maturity securities presented in the tables on pages F-10 and F-54 are in accordance with Accounting Standards Codification (ASC) 320-10-50-5, and that the presentation of unrealized losses for held-to-maturity securities in the tables on pages F-12 and F-56 is in accordance with ASC 320-10-50-6. Pursuant to ASC 320-10-35-16, when a security is transferred from available-for-sale to held-to-maturity, the fair value of the security at the date of transfer becomes the security’s new cost basis and the difference between the par value of the security and its transfer-date fair value is amortized as a yield adjustment. ASC 320-10-35-16 indicates that the transfer-date fair value, adjusted for subsequent amortization, becomes the security’s amortized cost basis for the disclosure required by ASC 320-10-50-5 of aggregate unrecognized losses of held-to-maturity securities. However, ASC 320-10-35-16 does not refer to the disclosures required by ASC 320-10-50-6 when establishing a new amortized cost basis. For this reason the disclosure of all investment securities in an unrealized loss position (that is, the amount by which amortized cost basis exceeds fair value) are based on the security’s amortized acquisition-date cost basis without respect to the new cost basis established by ASC 320-10-35-16. The Company has clarified this disclosure in the revised Registration Statement by adding sentences following the tables on each of pages F-10, F-12, F-54 and F-56 in the revised Registration Statement to assist readers in understanding the difference.

Note 9 – Fair Value, page F-26

13.	Please revise the table of unobservable inputs used in the fair value measurement of financial assets measured on a nonrecurring basis on pages F-30 and F-79 to disclose the weighted average of the unobservable inputs. Refer to ASC 820-10-55-103 for example disclosure.

In response to the Staff’s comment, the Company has revised the table of unobservable inputs used in the fair value measurement of financial assets measured on a nonrecurring basis in the notes to its unaudited financial statements for the six months ended June 30, 2015 to disclose the weighted average of the unobservable inputs. Please see page F-32 of the revised Registration Statement. However, in light of this additional disclosure, the Company, respectfully, believes that the weighted average of the unobservable inputs for the fiscal year ended December 31, 2013 is not material to an understanding of the current financial condition of the Company, and accordingly, has not updated the table of unobservable inputs in the audited financial statements appearing on page F-82. In future filings and to the extent required, the Company will include the weighted average of unobservable inputs in such table.

Recent Developments

We also want to advise the staff that, on July 27, 2015, the Company entered into a definitive agreement to acquire First Independence Corporation and its subsidiary, First Federal Savings & Loan of Independence, based in Independence, Kansas, for aggregate cash consideration of approximately $14.7 million (subject to adjustment). The Company expects to complete the transaction in the fourth quarter of 2015, subject to satisfaction of certain conditions, including the receipt of customary regulatory approvals and the approval of First Independence Corporation’s stockholders. Under the tests set forth in Rule 3-05 of Regulation S-X, the Company’s acquisition of First Independence Corporation is not “significant” and thus, the Company is not required to, and has not, included any financial statements of First Independence Corporation or relating to this acquisition in the Registration Statement and we further believe that such financial information is not material. For more information about this transaction, please see pages 13 and 14 of the revised Registration Statement.

*****

August 27, 2015

Please do not hesitate to contact me by telephone at (214) 855-3906 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Michael G. Keeley

Michael G. Keeley

of Norton Rose Fulbright US LLP

cc:

Brad S. Elliott, Equity Bancshares, Inc.

Gregory H. Kossover, Equity Bancshares, Inc.

Brennan Ryan, Esq., Nelson Mullins Riley & Scarborough LLP

John Jennings, Esq., Nelson Mullins Riley & Scarborough LLP